FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of _____February_____, 2004_

Commission File Number ___0-29382_____

_____Minefinders Corporation Ltd._____
(Translation of registrant's name into English)

_____Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the
registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- _____

MINEFINDERS
CORPORATION LTD.

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

Listed on the TSX symbol: MFL
Traded on AMEX symbol: MFN

N E W S   R E L E A S E

February 27, 2004

MINEFINDERS STRENGTHENS MANAGEMENT TEAM IN MEXICO

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the appointment of Mr. Luis Escudero, P.Eng. to the Company's management team working to bring the Dolores gold and silver deposit, located in Chihuahua, Mexico, to production.

Mr. Escudero is a highly regarded professional within the mining industry and governmental agencies of Mexico, with more than 40 years of experience in the management of operating mines and including the last 10 years, until his retirement in January of 2004, as the Director General of mines for the Secretaria de Economia (formerly SECOFI) of the Federal Government in Mexico City. "His experience and in-depth knowledge of Mexican mining laws, permitting requirements, contract negotiations, industry contacts and government relations will prove invaluable in development of the Dolores gold and silver mine," said Mr. Bailey. More importantly, according to Mr. Bailey, is "Luis's outstanding personal reputation within the mining community of North America."

Mr Escudero has a Masters Degree in mining engineering and metallurgy with extensive experience in operating gold, copper and fluorite mines throughout Mexico. He spent more than 25 years in various capacities from general foreman for the mill to general director of the mine and plant operations for Minera San Francisco del Oro, Chihuahua.

Minefinders is a highly successful precious metals exploration company with a significant gold and silver deposit being developed on its Dolores property. Additionally the Company is continuing to advance its La Bolsa gold deposit and bring several new projects in Sonora Mexico to the drill stage. The Company has identified more than 3.5 million ounces of gold and 160 million ounces of silver resource in Mexico since 1996 and is continuing to seek new discoveries.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		Minefinders Corporation Ltd.
		(Registrant)
Date	February 27, 2004	By:
		/S/ "Mark H. Bailey"
		(Print) Name: Mark H. Bailey
		Title: President and Director